Mail Stop 4561

May 9, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Amendment No. 1 to Registration Statement on Form S-4
Filed April 30, 2007
File No. 333-141453

Dear Ms. Davis:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   We note your response to prior comment 7. Please revise the second paragraph on page 3 to disclose net income and shareholders' equity for each year since 2002.

2.   We note your response to prior comment 9. However, the cross-reference refers to a section entitled "management agreement," and there does not appear to be any such section. Please revise as necessary.

3.   Please provide a statement disclosing the assets and liabilities that Belvedere SoCal will contribute to the combined entity at the time of the merger.

Selected Consolidated Unaudited Pro Forma Financial Data, page 12

4.   Your footnote (G) indicates that the related adjustments depict the application of purchase accounting. In light of the significant number of adjustments related to footnote (G), please revise this footnote to clearly describe the individual adjustments being made. In addition, provide a tabular presentation of the determination of the purchase price and the allocation of the purchase price to assets acquired, liabilities assumed, goodwill, and intangible assets.

Unaudited Pro Forma Combined Condensed Income Statement, page 14

5.   We note your disclosure on page 43 that for management services to be provided, the Surviving Bank will pay the general partner of the Fund an annual fee of 5% of the Surviving Bank's pre-tax income, provided that it will be no less than $100,000 and no more than $500,000. Please revise your pro forma income statement data to include the annual management fees to be paid to the Fund's general partner. Refer to Rule 11-02(b)(6) of Regulation S-X.

6.   Please revise to include a footnote quantifying the estimated transaction costs associated with the merger and indicate that these amounts are not included in the pro forma income statement presentation. Refer to Rule 11-02(b)(5) of Regulation S-X.

Recent Developments, page 15

7.   Please revise your recent developments section to disclose the following:

*   the provision for loan loss for the quarters ended March 31, 2006 and 2007;
*   the allowance for loan losses as of March 31, 2006 and 2007;
*   describe any changes in asset quality; and
*   describe the reasons for the $120,000 increase in expense related to the funding of the CalCAP loss reserve account.

Cautionary Statement Regarding Forward-Looking Statements, page 15

8.   The Risk Factor section should immediately follow the Summary and Selected Financial Data. Please move this cautionary statement to a place after the forepart of the document. You may wish to move the Recent Developments section to the Summary.

Management after the merger, page 43

9.   Please revise your disclosure regarding the management agreement with the Fund's
        general partner to describe the provision for deferral of the fee, including the definition of
        "regulatory or financial disability" as specified in section 3.2 of the revised management
        agreement. Clarify whether there are any provisions for waiving or reducing the
        management fees in cases of continued regulatory or financial disability.

Professional Business Bank Management's Discussion and Analysis

Loan Portfolio, page 80

10.   We note your response to comment 40 of our letter dated April 17, 2007. In light of the
        fact that amounts contributed to the loss reserve account are available to cover losses and
        that when the bank ceases participation in the program and all loans have been repaid or
        liquidated the bank is entitled to receive its share of the remaining balance in the account,
        it appears that the contributions to the loss reserve account have future economic benefits
        to the company. Please provide us with a comprehensive analysis describing how you
        considered the guidance of CON 6 in determining that the contributions to the loss
        reserve account represent an expense and not an asset.

11.   As a related matter, please revise your disclosure regarding your participation in the
        CalCAP program to disclose the following:

        •   the contribution percentages for the bank, the borrower, and the California Pollution
            Control Financing Authority;
        •   the bank's potential credit losses is 100% of credit losses that exceed the balance in
            the loss reserve account;
        •   clarify whether the available balance of the loss reserve account is maintained on an
            individual loan basis or for the overall pool of loans originated by the bank under the
            program; and
        •   when the bank ceases participation in the program and all loans are repaid or
            liquidated, the bank is entitled to receive the remaining balance of the loss reserve
            account after the California Pollution Control Financing Authority has withdrawn its
            pro rata share in the account.

Provision and Allowance for Loan Losses, page 81

12.   We note your revised disclosure on page 82 in response to comment 41 of our letter dated
        April 17, 2007. You disclose that the allowance as a percentage of total loans decreased
        due to improvements in credit quality and the reduction in loss factors assigned to certain
        risk categories. Please revise to describe the improvements in credit quality in light of
        your disclosure that you had no past due or potential problem loans as of December 31,
        2005 and 2006 and have had no significant nonaccrual loans or charge-offs since your

inception in 2001. Disclose the specific risk categories for which you reduced the loss factors in 2006 and explain the reasons for the decreases.

13. On page 82 you disclose that the reduction in the allowance also reflects the loans originated under the CalCAP program. Please revise to clarify why you believe that loans originated under the CalCAP program impacts the allowance when you do not include the loss reserve account related to these loans as part of your allowance for loan losses. In addition, for comparability quantify the allowance as a percentage of total loans, excluding CalCAP loans, as of December 31, 2005.

14. Please revise to provide a tabular roll-forward presentation of the loss reserve account related to CalCAP loans for the periods presented.

15. We note your revised disclosure in response to comment 42 of our letter dated April 17, 2007. Describe the changes in the specific factors considered or the related risk weightings that resulted in the increase in the unallocated portion relative to the total allowance.

Professional Business Bank Consolidated Financial Statements

Note C – Loans, page F-11

16. We note your supplemental response to comment 46 of our letter dated April 17, 2007. For the periods presented, please tell us the relative percentage of SBA loans originated that are subsequently sold, including separate distinction between guaranteed and unguaranteed portions, if applicable. Describe for us how you determine whether and when to sell SBA loans.

Note G – Income Taxes, page F-14

17. We note your supplemental response to comment 47 of our letter dated April 17, 2007. Based upon the analysis provided, it is not clear how you determined the need for and the amount of the valuation allowance as of December 31, 2006. Please provide us with your analysis and supporting calculations.

18. In your response you indicate that the valuation allowance was set at a level to limit the amount of the deferred tax asset recognized to approximately one year's taxable income and to have the valuation allowance cover a portion of the net operating loss carryforwards. Please tell us how you determined that limiting the deferred tax asset recognizable to one year's taxable income was the appropriate amount that is more likely than not to be realized. Tell us how you determined that the valuation allowance should cover 85% of the net operating loss carryforwards at December 31, 2005, including how you considered the length of time available to utilize such carryforwards.

19.   In your response you state that it was anticipated that the remaining valuation allowance would be used in 2006. Please tell us when you made this determination and how this expectation does not call into question your assertion regarding the estimated amount of realizable deferred tax asset as of December 31, 2005.

                              *   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

                                                        Sincerely,

                                                        Michael Clampitt
                                                        Senior Attorney

cc: John F. Stuart, Esq.
        Kenneth E. Moore, Esq.
        Reitner, Stuart & Moore
        1319 Marsh Street
        San Luis Obispo, California 93401

        Barbara S. Polsky, Esq.
        Joshua A. Dean, Esq.
        Manatt, Phelps & Phillips, LLP
        11355 West Olympic Boulevard
        Los Angeles, California 90064